1-14447


RECEIVED
JUN 27 2003

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________________

Commission file number 0-15661

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
1500 West Shure Drive
Arlington Heights, Illinois 60004


03025436

CRGH


KPMG

AMCOL INTERNATIONAL CORPORATION SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Table of Contents



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Trustees of the
AMCOL International Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of AMCOL International Corporation Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
June 13, 2003



AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value (note 3):		
Minimal risk funds	$ 20,919,707	19,558,879
Balanced funds	2,116,757	2,690,702
Growth funds	4,727,093	7,402,387
Index funds	2,521,965	3,210,362
AMCOL International Corporation Stock Fund	9,955,619	12,156,863
Self-directed brokerage accounts	207,391	244,748
Loans to participants	1,307,342	1,364,123
Net assets available for benefits	$ 41,755,874	46,628,064

See accompanying notes to financial statements.

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments (note 3)	$ (4,521,489)	1,936,400
Interest income on participant loans	102,175	128,704
Total investment income (loss)	(4,419,314)	2,065,104
Contributions:		
Participant	2,203,297	2,452,589
Employer	1,250,882	1,222,672
Total contributions	3,454,179	3,675,261
Total additions	(965,135)	5,740,365
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	3,901,855	2,950,824
Management fees	5,200	5,320
Total deductions	3,907,055	2,956,144
Increase (decrease) in net assets available for benefits	(4,872,190)	2,784,221
Net assets available for benefits, beginning of year	46,628,064	43,843,843
Net assets available for benefits, end of year	$ 41,755,874	46,628,064

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the AMCOL International Corporation (the Corporation) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a contributory salary reduction plan covering all full-time and hourly employees of the Corporation. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan's investment assets are held in the AMCOL International Corporation Employees' Savings Trust (the Trust), which forms part of the Plan. The terms of the Trust are set forth in the agreement between the Corporation and the custodian. Merrill Lynch Trust Company serves the roles of record-keeper and custodian.

Contributions

Through payroll deduction, participants can make contributions to the Plan of up to 21% of their compensation, subject to the statutory maximum of $11,000 for 2002 and $10,500 for 2001. Participant contributions of $2,203,297 and $2,452,589 are recorded for the years ended December 31, 2002 and 2001, respectively. The Corporation contributes an amount equal to the lower of the participant's basic contribution or 4% of compensation depending on the Company's profitability. The Corporation's contributions are made in the form of AMCOL International Corporation common stock.

Participant contributions and the Corporation's matching contribution may be allocated among 31 funds as the participant directs or the self-directed brokerage account option.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting and Benefits

Participant account balances are fully vested at all times. Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan.

(b) Corporation contributions allocated to the participant's account as of the date of the last plan year ended prior to termination.

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination.

On termination of service due to death, disability or retirement, a participant may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $5,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will be paid his or her benefit in a single payment.

Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Loans

Participants may, in order to meet extraordinary expenses as defined by the Plan, borrow funds from the Plan. A participant's loan balance may not exceed the lesser of (i) $50,000 or (ii) 50% of the participant's account balance (less the value of the AMCOL International Corporation common stock contributed to the participant's account by the Corporation). The participants generally must repay their loans within 5 years of the date the loan is made. The interest rate charged on loans to participants is the then-prevailing prime rate plus 1%.

Plan Termination

Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan. In the event the Plan terminates, the net assets of the Plan will be distributed among the participants in the Plan as of the date of termination based upon each participant's account balance.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits under the Plan and changes in those net assets.

Investment Valuation and Income Recognition

Investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Loans

Loans to participants are stated at the outstanding principal amount due, which approximates fair value.

Expenses

The Corporation pays record keeping expenses of the Plan. Management fees represent loan transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3) Investments

Investments held by the Plan at December 31, 2002 and 2001 are summarized as follows:

	2002		2001	
	Cost	**Fair value**	**Cost**	**Fair value**
AMCOL International Corporation common stock	$ 11,875,297	9,955,619	5,685,274	12,156,863
Mutual funds and bank administered trust funds	33,547,931	30,492,913	37,085,617	33,107,078
Loans to participants	1,307,342	1,307,342	1,364,123	1,364,123
	$ 46,730,570	41,755,874	44,135,014	46,628,064

Investments at fair value that represent 5% or more of the Plan's assets at December 31, 2002 are separately identified as follows:

		Net appreciation (depreciation) in fair value	Fair value
AMCOL International Corporation common stock, 1,716,486 shares	$	(2,174,472)	9,955,619
Merrill Lynch S&P 500 Index Fund		(693,933)	2,242,752
Merrill Lynch Retirement Preservation Trust Fund		1,026,576	19,252,523

Investments at fair value that represent 5% or more of the Plan's assets at December 31, 2001 are separately identified as follows:

		Net appreciation (depreciation) in fair value	Fair value
AMCOL International Corporation common stock, 1,688,453 shares	$	3,957,530	12,156,863
Van Kampen Emerging Growth Fund		(1,850,295)	3,567,183
Merrill Lynch S&P 500 Index Fund		(368,383)	2,948,884
Oppenheimer Quest Balanced Fund		62,322	2,573,695
Merrill Lynch Retirement Preservation Trust Fund		1,035,442	18,305,964

(4) Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated February 5, 2003, indicating that the Plan and related trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and as such, the related trust is exempt from Federal income taxes under Section 501(a) of the Code.

(5) Related-party Transactions

The Plan's investments include certain mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2002, $23,308,181, or 56% of the total fair value of the Plan's investment assets, consists of funds managed by Merrill Lynch.

The Plan's investments include certain mutual funds managed by Merrill Lynch. Merrill Lynch Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2002, $23,308,181, or 56% of the total fair value of the Plan's investment assets, consists of funds managed by Merrill Lynch.

AMCOL INTERNATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Mutual funds	Shares		Current value
Merrill Lynch Retirement Preservation Trust Fund*	19,252,522	$	19,252,523
Merrill Lynch U.S. Government Mortgage Fund*	91,265		944,590
Primco Total Return Bond Fund	12,511		133,491
Merrill Lynch Bond Fund*	44,227		589,103
Oppenheimer Quest Balanced Fund	159,511		2,015,132
Oakmark Equity & Income Fund	5,655		101,625
AIM Blue Chip Fund	21,211		189,628
Calvert Social Investment Equity Fund	17,218		454,549
ABN/Amro Chicago Capital Growth Fund	7,285		131,636
MFS Mass. Investors Growth Fund	12,078		111,481
MFS Value Fund	12,747		210,582
Van Kampen Emerging Growth Fund	73,400		2,074,292
Alger MidCap Growth Retirement Fund	46,635		489,205
Lord Abbett Developing Growth Fund	1,886		20,065
GAMerica Capital Fund	5,968		106,522
State Street Research Aurora Fund	5,904		152,330
Ing International Value Fund	61,417		631,981
Dreyfus Premier Worldwide Growth Fund	6,100		154,822
Merrill Lynch S&P 500 Index Fund*	208,434		2,242,752
Merrill Lynch Small Cap (Russell 2000) Index Fund*	33,721		279,213
Self-Directed Brokerage Account Option	207,391		207,391
			30,492,913
AMCOL International Corporation common stock*	1,716,486		9,955,619
Participant loans at prime plus 1%			1,307,342
Total		$	41,755,874

* Asterik denotes an investment in an entity which is a "party-in-interest", as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation
Savings Plan



Date: June 26, 2003

Amiel Naiman
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description	Sequential Page No.
23	Consent of Independent Public Accountants	15
99.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350	16



Consent of Independent Auditors

The Board of Directors
AMCOL International Corporation:

We consent to incorporation by reference in the Registration Statement No. 33-55540 on Form S-8 of AMCOL International Corporation of our report dated June 13, 2003, relating to the statements of net assets available for benefits of the AMCOL International Corporation Savings Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule as of December 31, 2002, which report appears in this December 31, 2002 Annual Report on Form 11-K of AMCOL International Corporation Savings Plan.

KPMG LLP

Chicago, Illinois
June 23, 2003



EXHIBIT 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the AMCOL International Corporation Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Lawrence E. Washow, President and Chief Executive Officer of AMCOL International Corporation (the "Company"), and I, Gary L. Castagna, Senior Vice President, Chief Financial Officer and Principal Accounting Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and the income and results of operations of the Plan.



Lawrence E. Washow
President and Chief Executive Officer
June 26, 2003



Gary L. Castagna
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer
June 26, 2003

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